UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Roku, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

77543R102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77543R102	Schedule 13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Anthony J. Wood
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,343,156
	6.	Shared Voting Power 17,178,111 (See Item 4(a) below)
	7.	Sole Dispositive Power 1,343,156
	8.	Shared Dispositive Power 17,178,111 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,521,267 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.83% (See Item 4(b) below)
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 77543R102	Schedule 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Roku, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1173 Coleman Avenue

San Jose, California 95110

Item 2(a).	Name of Person Filing:

Anthony J. Wood

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Roku, Inc.

1173 Coleman Avenue

San Jose, California 95110

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

77543R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:_____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 77543R102	Schedule 13G	Page 4 of 5 Pages

(a)	Amount Beneficially Owned:

The reporting person has sole voting and dispositive power over 141,221 shares of Class A Common Stock and 1,010,735 shares of Class A Common Stock issuable upon exercise of options which are exercisable within sixty days after December 31, 2023.

The reporting person also has sole voting and dispositive power over (i) 6,849 shares of Class A Common Stock held by the Anthony J. Wood 2022 Annuity Trust V, (ii) 54,702 shares of Class A Common Stock held by the Anthony J. Wood 2022 Annuity Trust V-B, (iii) 41,851 shares of Class A Common Stock held by the Anthony J. Wood 2023 Annuity Trust V, and (iv) 45,298 shares of Class A Common Stock held by the Anthony J. Wood 2023 Annuity Trust V-B. Mr. Wood is trustee of such annuity trusts.

The reporting person has shared voting and dispositive power over 17,178,111 shares of Class B Common Stock, which are held by the Wood Revocable Trust. Mr. Wood and his wife are co-trustees of the Wood Revocable Trust. The Class B Common Stock is convertible at the holder’s option into Class A Common Stock on a 1-for-1 basis.

The reporting person also has shared voting and dispositive power over 42,500 shares of Class A Common Stock held by the Wood 2020 Irrevocable Trust. Mr. Wood is the investment advisor of such irrevocable trust. Neither the filing of this Schedule 13G nor any of its contents shall be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the reporting person disclaims beneficial ownership of such shares.

(b)	Percent of class: 12.83%

The foregoing percentage is based on 126,117,577 shares of Class A Common Stock issued and outstanding as of December 31, 2023, plus (i) 1,010,735 shares of Class A Common Stock issuable to the reporting person upon exercise of options which are exercisable within sixty days after December 31, 2023, and (ii) 17,178,111 shares of Class B Common Stock beneficially held by the reporting person as of December 31, 2023, all of which are treated as converted into or exercised for Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. The percentages reported do not reflect the ten-for-one voting power of the Class B Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,343,156 (See Item 4(a) above)

(ii)	Shared power to vote or to direct the vote: 17,178,111 (See Item 4(a) above)

(iii)	Sole power to dispose or to direct the disposition of: 1,343,156 (See Item 4(a) above)

(iv)	Shared power to dispose or to direct the disposition of: 17,178,111 (See Item 4(a) above)

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

CUSIP No. 77543R102	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2024
Date

/s/ Anthony J. Wood
Signature

Anthony J. Wood
Name